UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: March 17, 2023
Commission File Number: 001-37946
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Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
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354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

INCORPORATION BY REFERENCE
This Report on Form 6-K is filed to provide certain information in, and is hereby incorporated by reference into, the Registration Statements on Form F-3, File Nos. 333-220059, 333-227246 and 333-263839, of Algonquin Power & Utilities Corp.
EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Audited Annual Financial Statements of Atlantica Sustainable Infrastructure plc as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 (incorporated by reference from Item 18 of the Annual Report on Form 20-F of Atlantica Sustainable Infrastructure plc (File No. 001-36487)).
99.2	Consent Letter from Ernst & Young, S.L.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP. (registrant)
Date: March 17, 2023	By: /s/ Darren Myers Name: Darren Myers Title: Chief Financial Officer